EXHIBIT 99.3
[Letterhead of Irell & Manella LLP]
March 15, 2007
VIA FACSIMILE AND E-MAIL
Lawrence G. Meyer
Law Office of Lawrence G. Meyer
9602 Beman Woods Way
Potomac, MD 20854
Re:	Synovics Pharmaceuticals, Inc.
Dear Mr. Meyer:
     Thank you for your letter dated March 12, 2007 in response to my letter to the Board of Directors of Synovics, Inc. dated March 5, 2007. On behalf of Mr. Rathod, I wish to clarify a few points in response to your letter, based on my discussions with Mr. Rathod regarding the issues you raised.
     First, as Mr. Lane should already know, Mr. Rathod had never met Mr. Mulye prior to the fall of 2006 when Mr. Lane first introduced the two of them in the hopes that Mr. Rathod would be able to facilitate a resolution of the dispute between them. Mr. Rathod has also confirmed that he has no business relationships with Mr. Mulye of any sort, including with respect to the Martec acquisition referenced in your letter. Mr. Lane’s dispute with Mr. Mulye is entirely between the two of them, and Mr. Rathod’s only involvement in that dispute was in the role of attempting to facilitate a resolution. Mr. Rathod was only willing to do this because a resolution of the dispute would benefit his substantial investment in Synovics, as well the investments of all other neutral shareholders.
     However, Mr. Rathod wishes to point out that Synovics’ severe financial and operational problems started years before Mr. Mulye was ever involved with Synovics. Mr. Rathod has been an investor in this company for many years, and his significant losses long predate anything Mr. Mulye could have done to harm the company. Accordingly, any implication that Synovics’ problems are substantially attributable to Mr. Mulye and Nostrum strikes Mr. Rathod as far fetched, to say the least. Rather, the one constant through all of these problems has been Mr. Lane’s presence as CEO and Chairman and the consistent failure of Synovics to meet its business plans over the years. In Mr. Rathod’s view, Synovics’ soured relationship with Mr. Muyle and Nostrum represents merely one more failure in a series of many.

Lawrence G. Meyer
March 15, 2007

     From Mr. Rathod’s perspective, Synovics’ disputes with Nostrum and Mr. Mulye appear to be driven as much by personal animosity as by any substantive issues. Further, there is no disputing the fact that this animosity is costing Mr. Rathod and the other neutral shareholders (including the public shareholders) of Synovics dearly. It appears to be precluding any rational settlement with Nostrum. It has also now devolved into costly and wasteful claims, including a new claim over a supposed corporate opportunity to buy a company (Martec) that Mr. Lane explicitly told Mr. Rathod would be an undesirable asset for Synovics to purchase for a number of reasons, including location, high tax structure and high cost structure.
     Mr. Rathod firmly believes that the only way for the shareholders of Synovics to salvage any portion of their investment is for fresh faces to evaluate its problems and search for solutions. Having the current management and the current Board remain in place is a recipe for continued deterioration. In Mr. Rathod’s view, the best solution for Synovics shareholders is a change of management along the lines outlined in my March 5 letter.
     With respect to your stated concern that the Board might be viewed as abandoning its fiduciary duties if it facilitated such a management change, we are skeptical about this sudden realization of the Board’s fiduciary responsibilities. This is a board that has (i) failed to hold itself out for reelection for several years, in clear violation of Nevada law, (ii) repeatedly failed to file, or filed extremely late, periodic reports required under the federal securities laws, (iii) appears to have granted to its members (particularly the Chairman and CEO) exorbitant blocks of stock as remuneration for services during periods in which the company performed abysmally, (iv) recently taken actions (including the adoption of a poison pill and unusually restrictive bylaw provisions) to entrench itself in the face of extreme shareholder dissatisfaction, even though the shareholders in question acquired nearly all of their shares directly from the company itself in transactions that were blessed by the Board and (v) facilitated and funded what appears to be a personal battle of the CEO with Mr. Mulye at substantial shareholder expense. Replacing itself with responsible parties as proposed by a long time major shareholder seems like the least it should do to meet its current fiduciary obligations.
     If the Board insists on continuing to entrench itself and to press this seemingly unnecessary, and certainly wasteful, dispute with Mr. Mulye, it will leave Mr. Rathod no choice but to protect his interests as a shareholder of Synovics by taking action to force the Board to call an election of directors and to evaluate potential claims for breach of fiduciary duty, corporate waste, self dealing and fraud in inducing his prior investments. Lastly, I want to pass on to you for future reference that the implicit threats in your last letter against Mr. Rathod, who is a long term investor in Synovics, known by Mr. Lane to have no connection to Nostrum or Mr. Mulye, only served to harden Mr. Rathod’s resolve. We hope your clients will see fit to reconsider his suggestions that an amicable and orderly change of

Lawrence G. Meyer
March 15, 2007

the composition of the board can be arranged. I will call you later today to discuss the proposals that Mr. Rathod has made.
Very truly yours,

/s/ Kevin Finch

Kevin Finch
KF:jh

cc:	Mr. Nalin Rathod Alex Wiles, Esq.